Mail Stop 3561

								November 10, 2005

 BY U.S. Mail and Facsimile [ (972) 732 - 6440 ]

 Mr. Willard G. McAndrew, III
   Chairman of the Board and Chief Executive Officer
 ENERGY & ENGINE TECHNOLOGY CORPORATION
 5308 West Plano Parkway
 Plano, Texas  75093

 	Re:	Energy & Engine Technology Corporation
 		Form 10-KSB for Fiscal Year Ended December 31, 2004
 		Filed April 15, 2005
 		File No. 0-32129

Dear Mr. McAndrew:

	We have reviewed your supplemental response letter to us dated
October 20, 2005 in response to our letter of comment dated
September
27, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis

Overview, page 14

1. We have reviewed your response to prior comment 1. If your intent is to state an "estimate of capability" qualified by the factors in the ensuing paragraphs and if you were not assuming there was substantial likelihood you would achieve these numbers, future filings should clearly state these facts. We believe that your statement in the Overview section that "EENT believes it can sell 1000 units in the next six months, which could yield $5,000,000 to investors" should be significantly revised or omitted in future filings as it is confusing.

Form 8-K - Filed October 31, 2005

2. You disclose in your Form 8-K that you have terminated Mr. Pereira, former manager and president of BMZ Generators Technology,
Inc. You also indicate that you are commencing a lawsuit against Mr.
Pereira for breach of contract, breach of express warranty and fraud arising from the July 2004 acquisition. As you have allocated a significant portion of the consideration to intangible assets and to goodwill, we assume that you will be carefully assessing the recorded values of these assets for impairment. These assessments, your assumptions and the basis for your conclusions appear to constitute critical accounting estimates and, as such, they should be disclosed and explained in your periodic reports.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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Willard G. McAndrew, III
Energy & Engine Technology Corporation
November 10, 2005
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